August 8, 2008
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	HMS Holdings Corp.
Form 10-K for the Year Ended December 31, 2007 (filed March 14, 2008)
Schedule 14A (filed April 29, 2008)
Form 10-Q for the Quarterly Period ended March 31, 2008 (filed May 15, 2008)
(File No. 000-50194)

Ladies and Gentlemen:
          I am the Chief Financial Officer of HMS Holdings Corp. (the “Company”). I hereby submit via EDGAR transmission, the Company’s response to the letter, dated July 30, 2008 (the “Comment Letter”), from Craig D. Wilson, Senior Assistant Chief Accountant, whereby the Company was informed of the comments of the Staff with respect to above-referenced filings.
          Set forth below are the Staff’s comments in italics together with the Company’s response to the comments. Please be advised that the captions and paragraph numbers in the Company’s response refer to the corresponding captions and paragraph numbers set forth in the Comment Letter.
Form 10-K for the Year Ended December 31, 2007
Consolidated Statements of Income, page 31
1. We note your presentation of six categories of costs of services on the face of the Consolidated Statements of Income. Tell us which category or categories represent cost of revenues and selling, general and administrative expenses, as contemplated in Rule 5-03(b)(2) and (4) of Regulation S-X, and how you determined that your presentation meets the requirements of the Rule.
          The Company’s cost of services in its statement of operations includes the following captions:

Line item Caption	Description of Costs
Compensation	Salary, fringe benefit, bonus and stock based compensation cost

Data processing	Hardware, software and data communication cost

Occupancy	Rent, utilities, depreciation, office equipment, repair and maintenance cost

Direct project costs	Variable cost incurred from third party providers that are directly associated with specific revenue generating projects

Other operating costs	Professional fees, temporary staffing, travel and entertainment, insurance and local and property tax costs

Amortization of intangibles	Amortization cost of intangibles

          The Company is in the business of providing cost containment and payment accuracy services relating to government healthcare programs. Accordingly, our operations are highly labor and information technology intensive. We believe the structure of our statement of operations provides our readers with a measurable and transparent view of our operations and changes therein from period-to-period. Further, this presentation format is consistent with the manner in which our systems produce operating results internally and how we evaluate our own performance.
          We believe that it is appropriate that we display our cost of services in a manner consistent with how we operate our business. We report all revenue and cost under one operating segment. All areas of the Company are internally tracked and measured using the reported cost categories, regardless of the function, location or client market being served. Delineations of expenses by sales, general or administrative costs may be appropriate in a manufacturing environment but do not provide useful and transparent information for managing our service environment. For example, we break out occupancy costs given that the cost of office space is directly linked to the size and scope of the workforce performing our services. We also accumulate all individually insignificant costs that are directly associated with the performance of our services into “direct project cost”, given that an increase or decrease in such costs is highly correlated to our business performance and related growth. Lastly, we accumulate other third-party costs not directly associated with performing service to our customers in “other operating costs.” As indicated above, this line item includes the costs one would typically find in selling, general and administrative expenses, other than the corporate related costs that reside in the compensation, occupancy and information technology lines.
          We have reviewed the Staff’s citation of Regulation S-X, Rules 5-03.2 and 5-03.4 regarding the classification and presentation of expenditures on the statement of operations. We observed that this guidance is under the classification of “Commercial and Industrial Companies.” We believe that since we operate in a service industry, that this guidance is not directly applicable to our operations. We believe for the reasons articulated above, that our presentation of cost of services provides our readers with greater visibility into our operations and performance than they would otherwise achieve in a more traditional statement of operations that one would find in a commercial or manufacturing company. Our statement of operations presentation has been consistently shown in this manner since our initial public offering in 1992. We believe our investors and analysts are accustomed to this presentation and would be adversely impacted by a change from this presentation. Further, given that our internal systems are designed to accumulate and extract data in a manner consistent with the presentation in the statement of operations, it would be a time consuming and potentially expensive undertaking to extract data in a format consistent with a more traditional statement of operations. We believe that a change to a more traditional presentation format would not result in an appreciable benefit to our readers and would likely distract from the value to our readers of the detail provided by our current format.
          However, we understand that it may not be overly apparent to the readers of our financial statements where the typical selling, general and administrative expenses reside. Beginning with our Form 10-Q for the quarterly period ended June 30, 2008, we intend to expand our MD&A disclosure to include a description of the various types of costs contained in the six categories of cost being reported consistent with the information provided in the table included in this response.
Notes to Consolidated Financial Statements
Note 1 — Summary of Significant Accounting Policies
(h) Purchase Accounting, page 35
2. Your disclosures indicate that you generally engage a third party valuation specialist in estimating fair values of assets and liabilities acquired. Please describe the nature and extent of the specialist involvement in your determination of the fair values. Be advised that if the third-

party valuation specialist is deemed an expert, you should disclose the name of the expert if you refer to them. You may be required to include consents of experts as an exhibit to your Form 10-K if that Form 10-K serves as a Section 10(a)(3) of the Securities Act update to an effective registration statement or if you intend to incorporate the filing by referencing into another filing which requires a consent. See Securities Act Rule 436 of Regulation C.
          We engaged the services of a valuation specialist (VS) to assist us with determining the fair value of the assets acquired from Public Consulting Group Inc. in our purchase of its Benefits Solutions Practice Area (BSPA) in August 2006. The VS assisted us with our determination of the fair value of the acquired tangible and intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No.141.
          Sole reliance was not made on the valuations provided by the VS. The report of the VS was not quoted or summarized in the Form 10-K, the VS was not named in the Form 10-K nor did the Company state in the Form 10-K that the VS passed upon the accuracy of the information contained in the Form 10-K.
          Given the nature of the services performed by the VS, the Company is of the view that the VS referenced in the note should not be deemed to be an “expert” and therefore no consent is required under Rule 436 of Regulation C. We will remove the phrase “generally uses” and the reference to the use of a VS from our footnote in future filings.
(k) Revenue recognition, pages 35 and 36
3. We note that you apply the guidance of EITF 00-21 and recognize revenue on multiple deliverables as separate units of accounting if the applicable criteria are met. Tell us the nature and terms of your multiple element arrangements, including the identification of the various elements, the timing of delivery and whether and how you determined that objective and reliable evidence of fair value exists for any undelivered elements.
          The text provided in the Form 10-K for the year ended December 31, 2007 was solely provided to inform a reader of our financial statements with an understanding of how we would account for revenue arrangements with multiple deliverables. However, we did not have any revenue arrangements with multiple deliverables during the periods covered by our 2007 Form 10-K. The Company advises the Staff that it will remove the reference to EITF No. 00-21 from future filings until revenue arrangements with multiple deliverables are encountered.
Note 6 — Income Taxes, pages 41-43
4. We note your statement that there were no Federal NOLs remaining as of December 31, 2007; however, your disclosures appear to indicate a Federal NOL of $13.2 million related to disqualifying dispositions for which you recognized no tax benefit in your financial statements. Your disclosures elsewhere in the filing indicate that you recorded a tax benefit of $8.3 million related to disqualifying dispositions. Please explain how you have accounted for these dispositions during 2007 in sufficient detail so that we may understand the entries, the basis for presentation of the dispositions in your financial statements and the accounting literature applied in your accounting.
          At December 31, 2007, we had disqualifying dispositions totaling $13.2 million for which we have not yet recognized a tax benefit given that we have not yet generated sufficient income tax payable. We are applying the guidance in footnote 82 of SFAS No. 123(R) which states:
”A share option exercise may result in a tax deduction prior to the actual realization of the related tax benefit because the entity, for example, has a net operating loss carryforward. In that situation, a tax benefit and a credit to additional paid-in capital for the excess deduction would not be recognized until that deduction reduces taxes payable.”
          During 2007, the Company recorded a tax benefit of $8.3 million relating to disqualifying dispositions. This tax benefit was utilized in 2007 and accordingly was recorded by a debit to income tax payable and a credit to additional paid-in capital.
          As of December 31, 2007, we had no Federal NOLs remaining that would benefit earnings as the benefit of such NOLs were recognized through earnings in prior periods. However, we did have $13.2 million Federal NOLs remaining which arose from disqualifying depositions that will reduce future taxes payable and the related benefit will be recognized to additional-paid-in-capital when realized.
Note 11 — Stock-Based Compensation Plans, pages 45-47
5. Tell us, for each year for which an income statement is presented, the total intrinsic value of options exercised and what consideration was given to disclosing this information. Refer to paragraph A240(c)(2) of SFAS 123R.
          The Company advises the Staff that it will include the intrinsic value of options exercised in future annual filings. The following sets forth the manner in which the disclosure would have been presented in the Form 10-K for the Year Ended December 31, 2007:
“The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $26.2 million, $9.8 million and $3.9 million respectively.”
6. Tell us, for each year for which an income statement is presented, the total amount of compensation cost for share-based payment arrangements recognized in income and the recognized tax benefit related thereto. Tell us what consideration was given to disclosing this information. Refer to paragraph A240(g)(1)(a) of SFAS 123R.
          The Company advises the Staff that it will include the compensation cost for share-based payment arrangements recognized in income and the recognized tax benefits related thereto in future annual filings. The following sets forth the manner in which the disclosure would have been presented in the Form 10-K for the year ended December 31, 2007:
“Total compensation cost for share-based payment arrangements charged against income was $2.2 million and $1.7 million for the years ended December 31, 2007 and 2006, respectively. The total income tax benefit recognized in the income statement for share-based arrangements was $1.0 million for the year ended December 31, 2007. No income tax benefit was recognized in the income statement relating to share-based payment arrangements for the years ended December 31, 2005 and 2006.”
          Please note that the readers had the benefit of the substance of this disclosure since the compensation cost for share-based payment arrangements charged against income provided above was disclosed within the Consolidated Statement of Cash Flows included in the Form 10-K for the year ended December 31, 2007.
Form 10-Q For the Quarterly Period Ended March 31, 2008
Controls and Procedures
7. Tell us whether the assessment of your disclosure controls and procedures by your principal executive officer and principal financial officer was based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers assessed the effectiveness of your disclosure controls and procedures in ensuring that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that information required to be disclosed in the reports that your file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
          The assessment of the Company’s disclosure controls and procedures by its principal executive officer and principal financial officer was based upon the full definition contained in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Company advises the Staff, and confirms that it will disclose in future filings, that its principal executive officer and principal financial officer have assessed the effectiveness of its disclosure controls and procedures to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
Definitive Proxy Statement on Schedule 14A filed April 29, 2008
Item 13. Certain Relationships and Related Party Transactions, page 24
8. It appears that you have not provided a description of your policies and procedures for reviewing, approving or ratifying related party transactions, as required by Item 404(b) of Regulation S-K. Please advise.
          The Audit Committee’s written charter provides, as disclosed in the Proxy Statement, that the Audit Committee shall review all related party transactions on an ongoing basis and all such transactions must be approved by the Audit Committee.
          Our Audit Committee has not adopted any written policies or procedures governing the review, approval or ratification of related person transactions. The Audit Committees’ practice is to evaluate whether a related person (as defined in Item 404 of Reg. S-K) will have a direct or indirect interest in a transaction in which the Company may be a party. Where the Audit Committee determines that such proposed transaction involves a related person, the Committee reviews any and all information it deems necessary and appropriate to evaluate the fairness of the transaction to the Company and its stockholders (other than the interested related person involved in such transaction), and may consider, among other things, the following factors: the related person’s relationship to the Company and direct or indirect interest in the transaction, both objective (for example, the dollar amount of the related person’s interest) and subjective

(for example, any personal benefit not capable of quantification); whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances; if applicable, the availability of other sources of comparable products or services; the benefits to the Company of the proposed interested transaction; and the impact on a director’s independence in the event the related person is a director, an “associated person” of a director or an entity in which a director is a partner, member, stockholder or officer.
          If the Audit Committee decides not to approve a transaction, the Audit Committee will notify the Chief Executive Officer and Chief Financial Officer, who will ensure that the transaction is not entered into unless the concerns expressed by the Committee are addressed to its satisfaction
          The Company confirms that it will provide in future Proxy Statements the foregoing expanded description of its policies and procedures, as then in effect, for the review, approval or ratification of related party transactions.
Item 11. Executive Compensation
Compensation Discussion and Analysis, page 25
9. Although you provide a general discussion of your policies relating to your bonus and long-term equity components of your compensation program, you provide minimal discussion and analysis of the effect of individual performance on incentive compensation other than for the Chief Executive Officer. You should explain and analyze how individual performance contributed to actual compensation for the named executive officers. For example, it appears you should disclose the elements of individual performance, both quantitative and qualitative, and specific contributions of the committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.
          The Company confirms that in future Proxy Statements it will provide additional detail similar to that provided below relating to the elements of individual performance considered by the compensation committee and factored into actual compensation awarded to each named executive officer, if any, to the extent such information is material and necessary to an understanding of each named executive officer’s compensation.
          The primary factor that the Compensation Committee considers when determining incentive compensation for the Company’s named executive officers is the Company’s overall financial performance. As discussed on page 27 of the Company’s 2008 Proxy Statement, upon attainment of the Company’s financial performance objective, the named executive officers become entitled to certain short term cash incentive payments. If the Company financial performance objective is achieved, a named executive officer’s incentive compensation may be impacted by the Compensation Committee’s consideration of individual performance during the course of the year. Other than the corporate financial objective, specific individual goals are not set for each named executive officer; rather, following completion of the fiscal year, the Compensation Committee assesses each named executive officer’s overall contributions to helping the Company achieve its financial objective by:

•	Improving revenue, net income, earnings per share, cash flow, operating margins and return on shareholders’ equity;

•	Developing competitive advantages;

•	Dealing effectively with the growing complexity of our businesses;

•	Developing business strategies, managing costs, and improving the quality of our services as well as customer satisfaction;

•	Successfully executing divestitures, business unit closures, acquisitions, and strategic partnerships; and/or

•	Implementing operating efficiencies.
          The 2008 Proxy Statement provides a discussion of the factors considered in the determination of 2007 compensation for Mr. Holster, the Company’s Chief Executive Officer. Similarly, in determining compensation for the 2007 fiscal year for each of the other named executive officers, the Compensation Committee considered the factors described above, particularly in light of the named executive officers’ efforts in integrating the operations of the Benefits Solution Practice Area of the Public Consulting Group Inc., which the Company acquired in 2006.
          The Compensation Committee also considered such individual contributions with respect to granting long term incentives for the 2007 fiscal year, in addition to several more objective factors including comparative share ownership of similarly-situated executives, the Company’s financial performance and the amount of equity previously awarded. In determining amounts of short term and long term incentive compensation to be awarded, no fixed or specific mathematical weighting was applied to this subjective assessment of the named executive officers’ individual achievements.
* * *

          The Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	It may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
          I trust that the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the matters discussed in this letter, please contact me at 212-857-5940.

Very truly yours,

/s/ Walter D. Hosp

WALTER D. HOSP
Senior Vice President and
Chief Financial Officer